Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

January 7, 2016

VIA EDGAR

Mr. Wilson K. Lee
Senior Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Steadfast Income REIT, Inc.
Form 10-K
Filed March 19, 2015
File No. 000-54674

Dear Mr. Lee:

On behalf of Steadfast Income REIT, Inc. (the “Company”), please find transmitted herein for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 22, 2015 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 19, 2015 (the “Form 10-K”).

Form 10-K for the fiscal year ended December 31, 2014

We have paid a significant portion of our distributions to date . . ., page 9

Comment No. 1: We note your disclosure on page 65 that you funded distributions from cash flow from operations and offering proceeds for the year ended December 31, 2014. We further note your disclosure on page 38 of your Form 10-Q filed on November 12, 2015 that you funded distributions from cash flow from operations and your revolving credit facility for the nine months ended September 30, 2015. In future Exchange Act reports where you experience a shortfall in cash flow from operations to cover distributions, please revise your risk factor disclosure to specify the percentage of distributions paid that is not covered by cash flow from operations.

Response: The Company will revise the risk factor disclosure in future Exchange Act reports when it experiences a shortfall in cash flow from operations to cover distributions to specify the percentage of distributions paid that are not covered by cash flow from operations for the period covered by such report.

Morris, Manning & Martin, LLP

Mr. Wilson K. Lee
Securities and Exchange Commission
January 7, 2016

Estimated Value Per Share, page 33

Comment No. 2: In future Exchange Act reports, please supplement your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Response: In future Exchange Act reports, the Company will supplement the disclosure regarding the NAV calculation to include an analysis of the relationship between the aggregate purchase price of the Company’s properties (as adjusted for related capital expenditures) and the value assigned to the Company’s properties.

Comment No. 3: We note your disclosure regarding NAV per share as of December 31, 2014. We further note that you have previously disclosed NAV per share as of March 31, 2012. In future Exchange Act reports, please revise to include a comparable breakdown for any prior period value estimate.

Response: In future Exchange Act reports, the Company’s disclosure will include a comparable breakdown of the then-current NAV against previously disclosed NAV per share values.

Share Repurchase Plan, page 39

Comment No. 4: We note that your chart on page 41 discloses your share redemption history for the quarter ended December 31, 2014. We further note your disclosure in your Form 10-Q filed on November 12, 2015 stating that your share repurchase program was reinstated effective July 1, 2015. In future 10-K filings, please disclose your share redemption history for the last full fiscal year.

Response: In future Form 10-K filings, the Company will disclose the share redemption history for the last full fiscal year.

Property Operations for the Three Months Ended December 21, 2014 Compared to the Three Months Ended December 31, 2013, page 58

Comment No. 5: We note your chart on page 58 presenting your same-store and non-same-store results from operations for the three months ended December 31, 2014, and 2013. In future 10-K filings, please provide comparative disclosure of your same-store and non-same-store results from operations for the last two full fiscal years.

Response: In future Form 10-K filings, the Company will provide comparative disclosure of the Company’s same-store and non-same-store results from operations for the last two full fiscal years.

Funds from Operations and Modified Funds from Operations, pages 60 – 64

Comment No. 6: Within your discussion of MFFO, we note you have indicated that your adjustment for gains and losses related to interest rate hedges are non-recurring. Given the nature of this adjustment, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Morris, Manning & Martin, LLP

Mr. Wilson K. Lee
Securities and Exchange Commission
January 7, 2016

Response: The Company believes its disclosure regarding interest rate hedge gains and losses meet the criteria specified in Item 10(e)(1)(ii)(B) of Regulation S-K in accordance with Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Specifically, the Company has not entered into any interest rate hedges within the prior two years and the Company does not reasonably believe that it will enter into any such hedges within the next two years. The Company has entered into interest rate cap agreements, which are recorded at fair value on its consolidated balance sheet. The corresponding change in fair value from one period to the next is a mark-to-market adjustment included in net income and represents the unrealized loss on the derivative instruments component of MFFO. The Company currently has no interest rate hedges and has no expectation of entering into any interest rate hedges. Therefore, the Company believes it is appropriate to reference such gains and losses as non-recurring.

* * * * *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned by telephone at (404) 504-7691 or email at hdl@mmmlaw.com.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	Kevin J. Keating
Ana Marie del Rio, Esq.

STEADFAST INCOME REIT, INC.

January 7, 2016

VIA EDGAR

Mr. Wilson K. Lee
Senior Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Steadfast Income REIT, Inc.
Form 10-K
Filed March 19, 2015
File No. 000-54674

Dear Mr. Lee:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Steadfast Income REIT, Inc. (the “Company”) hereby acknowledges that:

•
The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Filing”), filed with the Commission on March 19, 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Steadfast Income REIT, Inc.

By:	/s/ Kevin J. Keating
Name:	Kevin J. Keating
Title:	Treasurer